SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2002

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|      Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|                             No |X|

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2002	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner ——————————————

10 June 2002

Reuters: Instinet to Acquire Island ECN

London – Reuters announced today that its subsidiary Instinet has entered into a definitive agreement to acquire Island ECN, in an all-stock transaction with the aim of creating a leading global electronic trading platform serving professional traders and institutional investors worldwide.

The agreement contemplates that a special dividend of US$1.00 per share will be paid by Instinet to all of its shareholders at a date prior to the closing.  Reuters, which currently holds 83% of Instinet’s shares, will receive US$207 million of the planned dividend.  On completion of the acquisition, Reuters will hold approximately 62% of Instinet’s enlarged share capital on a fully-diluted basis.

Island’s stockholders will own approximately 25% of Instinet’s common stock on a fully-diluted basis, representing a total estimated transaction value of US$508 million, after taking into account the special dividend and based on the US$7.05 closing price of Instinet stock on 7 June 2002.

The acquisition is expected to provide several important benefits to Reuters:

•	The combined entity will be well placed to compete during a period of rapid change in the marketplace.

•	The combined entity will have a deep and talented management team.

•	Reuters expects to receive US$207 million pursuant to the dividend referred to above.

Tom Glocer, Reuters Chief Executive, commenting on the acquisition, said:  “Reuters has been actively involved in supporting Instinet through a challenging period in its development. Since the first quarter of 2002, we have worked with Instinet to put in place a new management team, significantly increase its market share, reduce costs to re-establish profitability, introduce new products targeted to the institutional buy side and embed Instinet trading connectivity in Reuters products.  The acquisition of Island caps this overall plan and provides Instinet with the strongest management team in the industry. We look forward to continuing our strategic relationship with an enhanced Instinet.”

The audited net asset value of Island as at 31 December 2001 was US$61 million and the business made a pre-tax profit of US$40 million for the year to 31 December 2001 on revenue of US$166 million.

Excluding non-cash costs and one-time charges described in the Instinet release, Instinet expects the transaction to be accretive before amortisation of goodwill within the first year after closing.

Instinet statement:

INSTINET TO ACQUIRE ISLAND ECN

New York, June 10, 2002 – Instinet Group Incorporated (Nasdaq: INET) has entered into a definitive agreement to acquire Island ECN in an all-stock transaction.  This combination will create a leading global electronic trading platform, offering professional investors and traders access to a deep liquidity pool and a broad range of value-added services.  In connection with the transaction, Instinet expects to pay a $1.00 per share cash dividend to Instinet stockholders of record as of a date prior to closing.  Island’s stockholders will own approximately 25% of Instinet common stock on a fully-diluted basis, representing a total estimated transaction value of $508 million, after taking into account the special dividend and based on the $7.05 closing price of Instinet stock on June 7, 2002.

The acquisition brings together superior trading platforms with a common goal of improving customers’ performance by applying innovative technology solutions to equity trading.  The combination is complementary on several levels.  It is expected to deliver significant synergies as a result of expanded liquidity and cost savings in clearing, technology, facilities and administration.

Instinet and Island believe that the client base of both companies will benefit significantly from the combination in several ways:

•	Broader and deeper liquidity will provide customers with better execution opportunities and improved performance across multiple markets in the U.S. and around the world.

•	The business combination will create a leading technology platform, combining Instinet’s institutionally driven, functionally rich brokerage platform with the speed, reliability and efficiency of the Island platform.

•	Ongoing innovation in the development of value-added trading tools and technology, research products and back office services will help enhance customers’ performance and efficiency, particularly in relation to larger and more complex transactions.

•	As an attractive alternative to other market offerings, the combined business will also help preserve investor choice – now and following the anticipated introduction of Nasdaq’s SuperMontage system later this year.

The transaction brings together complementary capabilities in the global equity markets, creating a company better able to serve customer needs.  Island has concentrated on program trading, direct access and retail segments in the US domestic market, while Instinet holds a leading position with large institutions and market makers both in the US and abroad.  Together the two companies serve customers across a range of market segments from over-the-counter securities (small to large cap), to exchange-traded funds, to other securities listed on U.S., European and Asian exchanges.

“This is a positive and powerful transaction for customers, stockholders and employees,” said Mark Nienstedt, Acting President and CEO, and Chief Financial Officer, Instinet Group Incorporated.  “Combined, we can offer deeper liquidity and more diverse trading choices to a wide range of customers around the world.  The company will have the ability to compete more effectively in our various marketplaces, and we believe this acquisition will give Instinet added resilience in a dynamic business environment.  It positions Instinet for improved profitability in the months and years ahead, adding long-term value for our stockholders.”

“This transaction joins together two extremely complementary franchises,” said Ed Nicoll, Chairman, Island ECN.  “On the one hand, we have the speed, reliability, and scalability of Island’s technology, which has consistently delivered superior performance to professional traders under the most demanding circumstances.  On the other hand, we have the deep Instinet institutional order flow, fueled by its premium products and services.  In combination, the new company will not only continue to deliver innovative products and services, but will set the standard for meeting the needs of a diverse group of traders and institutional investors worldwide.  We also value the strategic and business relationship Instinet has with Reuters.  The combined company will be both nimble enough to meet future challenges and strong enough to prosper in a competitive environment.  It is precisely the sort of company that will deliver the greatest value to its stockholders.”

The private equity investors in Island said in a joint statement:  “We are pleased to be investors in the combined company, which has a proven management team, superior technology, and solid growth prospects.  We believe this company is an excellent long-term investment, and look forward to working closely with management to build a leading platform.”

Management and Board

The combined company will be led by an experienced, skilled and respected management team consisting of top executives of Instinet and Island. Ed Nicoll, Chairman of Island, will assume the role of Chief Executive Officer.  Mark Nienstedt will be President and continue his role of Chief Financial Officer.  Jean-Marc Bouhelier, currently Chief Operating Officer of Instinet, will become Chief Operating Officer — Global Agency Brokerage.  Matthew Andresen, Chief Executive Officer of Island, will become Chief Operating Officer — ECN.  André Villeneuve will continue as Chairman of the Board of Instinet.

Upon closing of the acquisition, Mr. Nicoll will join the Instinet Board of Directors.  In addition, one designee from each of TA Associates, Bain Capital and Silver Lake Partners, three of Island’s largest stockholders, will also join the Board of Directors.

Financial Terms and Ownership

Under the terms of the definitive agreement, based on the $7.05 closing price of Instinet common stock on June 7, 2002 and after adjusting for the dividend described below, Instinet would issue approximately 77 million shares to Island’s existing stockholders.  In addition, Island options and warrants would be converted into options and warrants to purchase approximately 9 million shares of Instinet with an aggregate exercise price of approximately $13 million.  The amount of Instinet shares actually issued to Island’s stockholders will depend on Instinet’s share price and the exercise of any options and warrants by Island’s stockholders prior to closing.  However, the total amount of Instinet shares to be issued in respect of Island outstanding shares, options and warrants will remain relatively constant at approximately 86 million shares, regardless of Instinet’s share price.  Based on the terms described above, Island’s existing stockholders would own approximately 25% of Instinet stock on a fully-diluted basis.

For the year ended December 31, 2001, Island had revenue of $166 million and a pre-tax profit of $40 million.  Shareholders’ equity (audited net asset value) was $61 million.

Island’s principal current stockholders include TA Associates, Bain Capital, Silver Lake Partners, Groupe Arnault and Advent International Corp.  Datek Online Holdings Corp., Island’s former parent and the holder of approximately half the economic interest in Island, intends to distribute its interest to its stockholders, who are generally the same as Island’s, in connection with the closing of Datek’s pending merger with Ameritrade Holding Corporation.  TA Associates, Bain Capital and Silver Lake Partners, who in the aggregate will receive approximately 13% of Instinet’s outstanding shares after giving effect to the distribution, have agreed not to sell any of these shares during the one-year period following the closing of the transaction.

Reuters Group PLC currently owns 207 million shares of Instinet, or approximately 83%.  Following the completion of the transaction, its ownership percentage would be approximately 62% taking into account shares issuable in respect of options and warrants of Island.

Instinet expects to incur certain non-cash costs related to the amortization of identified intangible assets and conversion of existing Island equity options.  In addition, Instinet expects to incur one-time charges to achieve on-going cost synergies.  Excluding these non-cash costs and one-time charges, Instinet expects the transaction to be accretive within the first year after closing.

The transaction is subject to customary closing conditions, including regulatory approvals.  Reuters and all of Island’s principal stockholders have committed to grant all necessary stockholder approvals.  The companies anticipate that the transaction will close in the second half of 2002.

Cash Dividend

In connection with the transaction, Instinet expects to pay a one-time special cash dividend of $1.00 per share on all issued and outstanding shares, or approximately $249 million in the aggregate.  This dividend will be paid to Instinet stockholders of record as of a date prior to the closing of the acquisition, but will be conditioned upon successful completion.

Investor Conference Call

Instinet and Island will hold a conference call for investors on Monday, June 10 at 10:00 AM (New York time).  The call will consist of a presentation, which will be available on both Instinet and Island’s websites shortly before the conference call commences, followed by a question and answer session with Mark Nienstedt, Ed Nicoll, Jean-Marc Bouhelier and Matthew Andresen.

The telephone dial in number for the participants in the US is (800) 482-5519.  The telephone dial in number for participants in international locations is +1 (303) 267-1006.  The Instinet Group Update conference ID number is 1945958.

Conference call information is also available at http://www.instinet.com/ir/conf_call.shtml.

Lehman Brothers acted as financial advisor and Cleary, Gottlieb, Steen & Hamilton served as legal counsel to Instinet.  Credit Suisse First Boston acted as financial advisor and Ropes & Gray served as legal counsel to Island.  Morgan Stanley acted as financial advisor and Simpson, Thacher & Bartlett served as legal counsel to Reuters.

About Instinet

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Unlike most traditional broker-dealers, we act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

About Island ECN

Island ECN is a technology leader in electronic marketplaces. Handling approximately one out of every four OTC trades, Island ECN is the largest ECN for OTC securities. Island ECN is also the largest single marketplace for the most heavily traded security in the world, QQQ. (www.island.com)

About TA Associates

TA Associates is one of the oldest and most experienced buyout and private equity firms in the U.S. with offices in Boston, Menlo Park and Pittsburgh. TA manages over $5 billion in capital and has invested in over 330 companies in a variety of industries, which include technology, financial services and healthcare. (www.ta.com.)

About Bain Capital

Bain Capital is a global private equity firm with over $12 billion in assets under management. The firm has made investments in more than 225 companies, across many industries. Headquartered in Boston, Bain Capital has offices in New York, San Francisco, London and Munich. (www.baincapital.com.)

About Silver Lake Partners

Silver Lake Partners is the leading private equity firm focused on large-scale investments in technology and related growth companies. Silver Lake has offices in New York and Menlo Park. (www.slpartners.com.)

About Groupe Arnault

Groupe Arnault is a private holding company of French businessman Bernard Arnault, Chairman and CEO of luxury goods group LVMH Moët Hennessy Louis Vuitton.

About Advent International Corp.

Advent International is a leading global private equity investor with more than $6 billion of capital under management and offices in 14 countries. Since its founding in 1984, the firm has invested in over 400 companies, more than 125 of which have successfully completed initial public offerings on major exchanges worldwide. (www.adventinternational.com)

# # #

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2002 Instinet Corporation and its affiliated companies.  All rights reserved.  INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world.  Approved for distribution in the UK by Instinet Europe Limited, which is regulated by the FSA and a member of the LSE.  Instinet Europe Limited  and Instinet Corporation (member NASD/SIPC) are subsidiaries of Instinet Group Incorporated.

It is expected that Instinet will file a registration statement and other relevant documents concerning the proposed transaction with the U.S. Securities and Exchange Commission and will mail an information statement to shareholders of Instinet and a prospectus to shareholders of Island. ISLAND’S SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission’s website (www.sec.gov) or from Instinet by directing such requests to: Instinet Group Inc., 3 Times Square, New York, New York 10036, Attention: Investor Relations (tel.: (212) 310-4595).

This news release includes certain statements that are neither reported financial results nor other historical information.  These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws.  Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, or that tax-free treatment for US purposes for the Instinet shares to be received by the shareholders of Island cannot be achieved.  In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies’ operations, and to the general risks associated with the companies’ businesses, including those described in Instinet’s filings with the SEC, including Instinet’s Form 10-K for the fiscal year ended December 31, 2001, under the heading ‘Certain Factors that May Affect Our Business’, and other documents filed with the SEC and available on Instinet’s website at www.instinet.com.  Certain information regarding Nasdaq trading volumes is also included in Instinet’s Form 10-K and on Instinet’s website.  The registration statement, when it becomes available, will contain additional information regarding Islands and the risks associated with its businesses.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.  Instinet does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

End

Contact:

Investors – UK
Miriam McKay	Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Press – UK
Peter Thomas/Adrian Duffield	Tel: +44 (0) 20 7542 4890/4728
peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Investors and press – USA
Nancy Bobrowitz/Kyle Arteaga	Tel: +1 646-223-5220/5222
nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

John Pitt/Calvin Mitchell	Tel: +1 212 310 7481/7520
Instinet Investor/Corporate Relations – USA
harlan.flint@instinet.com/calvin.mitchell@instinet.com

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, corporates and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  Reuters has over 19,000 staff in 97 countries, including some 2,500 editorial staff in 230 bureaux serving approximately 150 countries, making Reuters the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report for the year to 31 December 2001 under the heading ‘Risk Factors’.  Copies of the Annual Report are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

20 June 2002

Reuters Accelerates Business Transformation to Drive Margin Improvement

London – Reuters, the global information and technology group, will accelerate its previously announced business transformation to improve operational effectiveness and drive margin improvement in the core business.

These new initiatives will:

•	increase the speed of decision-making and reduce organisational complexity by removing layers of management

•	streamline the relationship between the four customer segments and their sales channels to enhance customer service

•	accelerate the obsolescence of legacy products and focus on key product deliverables

•	enable a new generation of executive talent to take on more senior responsibilities

•	rationalise the Group portfolio by extracting synergies from large units (Instinet, Radianz, Tibco and Factiva) and generating proceeds from the disposal of non-core holdings.

These actions are expected to generate £100 million in annual savings, which are in addition to the previously announced £235 million of cost reductions planned for 2003. These new initiatives will reduce headcount by a further 650, primarily in senior and middle management ranks.

To achieve the benefits of these initiatives, Reuters will incur a restructuring charge of approximately £100 million in 2002 and realise £20 million in resulting cost savings this year. Reuters remains on track to achieve a core operating margin of 12% in 2002 before the £80 million net impact of this restructuring.

Tom Glocer, Reuters Chief Executive, said: “The customer segment organisation we put in place this January has provided us with greater control of our cost base and enabled us to accelerate our business transformation.

“While market conditions remain challenging, I see tangible progress being made towards meeting our 2002 targets for installing 3000 Xtra, deploying Reuters instant messaging and trade management tools, and improving customer service.

“The accelerated cost savings initiatives we announce today will improve our 2003 margin beyond 12% in advance of a general market recovery. We remain committed to our long term margin targets.”

End Contact:

Investors – UK
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Press – UK
Peter Thomas/Adrian Duffield
Tel: +44 (0) 20 7542 4890/4728
peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Investors and press – USA
Nancy Bobrowitz
Tel: +1 646-223-5220
nancy.bobrowitz@reuters.com

Note to editors

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 19,000 staff in 97 countries, including some 2,500 editorial staff in 230 bureaux serving approximately 160 countries, making us the world’s largest international multimedia news agency.  In 2001, Reuters Group had revenues of £3.9 billion.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year to 31 December 2001 under the heading ‘Risk Factors’.  Copies of the Annual Report are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

20 June 2002 Sir Christopher Anthony Hogg and Thomas Henry Glocer SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

REUTERS GROUP PLC

2)	Name of director

(a)	SIR CHRISTOPHER ANTHONY HOGG
(b)	THOMAS HENRY GLOCER

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDERS NAMED IN 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

(a)	SIR CHRISTOPHER ANTHONY HOGG
(b)	THOMAS HENRY GLOCER

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7)	Number of shares/amount of stock acquired

(a)	10,000
(b)	2,000

8)	Percentage of issued class

(a)	LESS THAN 1%
(b)	LESS THAN 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

(a)	ORDINARY SHARES
(b)	ADSs (1 ADS REPRESENTS 6 UNDERLYING ORDINARY SHARES)

12)	Price per share

(a)	370.9p PER ORDINARY SHARE
(b)	$32.20 PER ADS

13)	Date of transaction

20 JUNE 2002

14)	Date company informed

20 JUNE 2002

15)	Total holding following this notification

(a)	52,507 (PLUS 814 SHARES NON-BENEFICIALLY OWNED)
(b)	1,000 ORDINARY AND 3,911 ADSs

16)	Total percentage holding of issued class following this notification

(a)	LESS THAN 1%
(b)	LESS THAN 1%

If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

24)	Name of contact and telephone number for queries

ROSEMARY MARTIN, COMPANY SECRETARY TEL: 020 7542 2218

25)	Name and signature of authorised company official responsible for making this notification

SALLY PERRING, ASSISTANT TO COMPANY SECRETARY Date of Notification 20 JUNE 2002

25 June 2002 Charles James Francis Sinclair SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

REUTERS GROUP PLC

2)	Name of director

CHARLES JAMES FRANCIS SINCLAIR

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDER NAMED IN 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CHARLES JAMES FRANCIS SINCLAIR

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7)	Number of shares/amount of stock acquired

6,000 ORDINARY

8)	Percentage of issued class

LESS THAN 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

ORDINARY SHARES

12)	Price per share

347.25p

13)	Date of transaction

24 JUNE 2002

14)	Date company informed

24 JUNE 2002

15)	Total holding following this notification

25,062

16)	Total percentage holding of issued class following this notification

LESS THAN 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification N/A 23) Any additional information

N/A

24)	Name of contact and telephone number for queries

SALLY PERRING, ASSISTANT TO COMPANY SECRETARY TEL: 020 7542 6706

25)	Name and signature of authorised company official responsible for making this notification

SALLY PERRING, ASSISTANT TO COMPANY SECRETARY Date of Notification 25 JUNE 2002

25 June 2002 David John Grigson SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

REUTERS GROUP PLC

2)	Name of director

DAVID JOHN GRIGSON

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDER NAMED IN 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

DAVID JOHN GRIGSON

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7)	Number of shares/amount of stock acquired

5,000 ORDINARY

8)	Percentage of issued class

LESS THAN 1%

9)	Number of shares/amount of stock disposed

10)	Percentage of issued class

N/A

11)	Class of security

ORDINARY SHARES

12)	Price per share

347.9p

13)	Date of transaction

25 JUNE 2002

14)	Date company informed

25 JUNE 2002

15)	Total holding following this notification

10,045

16)	Total percentage holding of issued class following this notification

LESS THAN 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

SALLY PERRING, ASSISTANT TO COMPANY SECRETARY TEL: 020 7542 706

25)	Name and signature of authorised company official responsible for making this notification

SALLY PERRING, ASSISTANT TO COMPANY SECRETARY Date of Notification 25 JUNE 2002

28 June 2002

Reuters Director Retires

London — Reuters, the information, news and technology group, announced today that Geoff Weetman, Group Human Resources Director and a member of the Reuters Board, is retiring effective 31 July 2002.

Sir Christopher Hogg, Reuters Chairman, said: “In the many years I have known Geoff Weetman I have come to respect greatly his insight into the workings and culture of Reuters.  On the Board’s behalf, I would like to thank him for the considerable contribution he has made to the success of the company, particularly in key positions in Asia and London where he has served the company with distinction.  We wish him well.”

Geoff Weetman, 55, joined Reuters in September 1973 and held various financial management roles in Zurich and London.  In January 1983, he moved to the Far East where he held a number of managerial roles and was appointed Managing Director, Reuters Asia in January 1992.  In 1997 he returned to London and was appointed Director of Human Resources the following year. He was appointed to the Board as Group Human Resources Director in July 2001.

John Reid-Dodick, Director Human Resources, will be responsible on an acting basis for the Group Human Resources function and will report to Tom Glocer, Reuters Group Chief Executive.

End

Contact:

Investors – UK Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Press – UK
Peter Thomas/Adrian Duffield
Tel: +44 (0) 20 7542 4890/4728
peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Investors and press – USA
Nancy Bobrowitz
Tel: +1 646-223-5220
nancy.bobrowitz@reuters.com

Note to editors

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 19,000 staff in 97 countries, including some 2,500 editorial staff in 230 bureaux serving approximately 160 countries, making us the world’s largest international multimedia news agency.  In 2001, Reuters Group had revenues of £3.9 billion.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year to 31 December 2001 under the heading ‘Risk Factors’.  Copies of the Annual Report are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.